Exhibit 99.1



Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA

NEWS RELEASE   Contact: Joel L. Thomas
                                                            (919) 379-4300

ALLIANCE ONE INTERNATIONAL, INC. PRICES $570 MILLION
SENIOR NOTES DUE 2016

MORRISVILLE, N.C. – (June 26, 2009) – Alliance One International, Inc. (NYSE:AOI) ("Alliance One" or the "Company") today announced it priced its previously announced offering of senior notes due 2016 (the "Senior Notes"). The face value of the Notes is $570 million with an interest rate of 10.0%. The Notes were priced at 95.177% of the face value, for gross proceeds of approximately $542.5 million and representing a yield to maturity of 11.0%. The offer was made in the United States to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to persons in offshore transactions in reliance on Regulation S under the Securities Act. The Senior Notes offering is expected to close on July 2, 2009.

Alliance One intends to use a portion of the net proceeds from the offering of the Senior Notes and a portion of the net proceeds from its pending offering of $100 million of its convertible senior subordinated notes due 2014 (the "Convertible Notes") to fund the purchase price of its 11% senior notes due 2012, 8 ½% senior notes due 2012, 12 ¾% senior subordinated notes due 2012, 9 ⅝% senior notes due 2011, 7 ¾% senior notes due 2013 and 8% senior notes due 2012 (collectively, the "Existing Notes") that are validly tendered and accepted by the Company for purchase in its offer to purchase for cash (the "Tender Offer") any and all of the outstanding Existing Notes, which Alliance One commenced on June 9, 2009, including the payment of accrued and unpaid interest and any applicable early tender payments and early consent payments. The Tender Offer is conditioned upon, among other things, the successful completion of these offerings. The completion of the offering of the Senior Notes is conditioned upon Alliance One receiving, at a minimum, an amendment to, or replacement of, its senior secured credit facility that permits the repurchase of the Existing Notes in the Tender Offer and upon the concurrent closing of at least $100 million in aggregate principal amount of the Convertible Notes on terms to be determined based on market conditions at the time of pricing of the Convertible Notes.

The Company intends to apply the remaining net proceeds of these offerings to repay certain outstanding borrowings under its senior secured credit facility. The Company intends to use the balance of the proceeds, if any, for other general corporate purposes, which may in the future include retiring any Existing Notes not purchased in the Offer.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, the Senior Notes, the Convertible Notes or any other securities. Offers of the Senior Notes were made, and offers of the Convertible Notes are made, only by means of private offering circulars. The Senior Notes, the Convertible Notes and the shares of Alliance One common stock issuable upon conversion of the Convertible Notes have not been registered under the Securities Act, or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under the Securities Act or an applicable exemption from such registration requirements.

About Alliance One

Alliance One is a leading independent leaf tobacco merchant serving the world's large multinational cigarette manufacturers.

Forward-Looking Statements

This press release contains forward-looking statements. Actual results may differ materially from those reflected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained under the heading of Risk Factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended March 31, 2009, filed on June 8, 2009.